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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

PokerTek, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
730864 10 5
(CUSIP Number)
WPT Enterprises, Inc.
5700 Wilshire Blvd., Suite 350
Los Angeles, California 90036
Phone: (323) 330-9900

With a copy to:
Martin R. Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	730864 10 5	Page	2	of	5

1	NAMES OF REPORTING PERSONS: WPT Enterprises, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ See explanation in Item 4.

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		450,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		450,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	450,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, no par value, of PokerTek, Inc., a North Carolina corporation (“PokerTek” or the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 1020 Crews Road, Suite J, Matthews, North Carolina 28106.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by WPT Enterprises, Inc., a Delaware corporation (“WPTE”).
     (b) The principal office of WPTE is 5700 Wilshire Blvd., Suite 350,
     Los Angeles, California 90036.
     (c) WPTE is incorporated as a Delaware corporation. Its principal business activities involve the creation of internationally branded entertainment and consumer products driven by the development, production, and marketing of televised programming based on gaming themes.
     (d) - (e) During the last five years, neither WPTE nor any of its officers and directors have been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
NOT APPLICABLE.
ITEM 4. PURPOSE OF TRANSACTION
WPTE beneficially owned 1,080,000 shares of PokerTek’s common stock prior to PokerTek’s initial public offering on October 13, 2005. WPTE continued to beneficially own such shares as of December 31, 2005.
On January 20, 2006, WPTE entered into a Stock Purchase Agreement (the “Agreement”) with Aristocrat International Pty. Limited, an Australian company (“Aristocrat”), under which Aristocrat agreed to purchase 630,000 shares of PokerTek common stock at a price of $9.03 per share, subject to Aristocrat’s right to perform due diligence on PokerTek for up to thirty days. The sale closed on February 28, 2006.
WPTE is aware that, concurrently with Aristocrat’s negotiations with WPTE to purchase PokerTek common stock, Aristocrat also negotiated with Gehrig White, James Crawford and Lee Lomax, all of whom are affiliates of PokerTek (the “Affiliates”), to purchase shares of PokerTek common stock held by entities controlled by the Affiliates (the “Entities”). As of February 28, 2006, each of the Entities executed a securities purchase agreement with Aristocrat, and each Entity completed the sale to Aristocrat of 105,600 shares of PokerTek common stock, respectively, pursuant to such securities purchase agreements. WPTE made its decision to sell shares to Aristocrat independent of any discussions with the Affiliates, and the Agreement between PokerTek and WPTE was not conditioned on any sales of PokerTek common stock by any of the Entities. Therefore, although the timing of Aristocrat’s purchases from WPTE and the Entities was similar, WPTE hereby disclaims membership in a group with the Affiliates or the Entities, or with any of them, pursuant to Rule 13d-5(b). Further, to the extent such a group existed, the consummation of the sales by such parties to Aristocrat caused such group to be disbanded.
Except as set forth in this Item 4, WPTE has no present plans or proposal or specific knowledge that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
     (a) WPTE beneficially owns 450,000 shares of the outstanding Common Stock of the Issuer, representing approximately 4.9% of the Common Stock (based upon 9,243,020 shares outstanding on November 15, 2005, as reported in the Issuer’s most recent Form 10-Q filed on November 25, 2005).
     (b) WPTE has sole voting and dispositive power with respect to 450,000 shares of the Common Stock of the Issuer.
     (c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.
     On February 28, 2006 WPTE closed on a private sale of 630,000 shares of Common Stock at a per share price of $9.03, as described in Item 4.
     (d) Not applicable.
     (e) WPTE owns less than 5% of the Issuer’s securities.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
     On January 20, 2006, WPTE entered into the Agreement with Aristocrat, under which WPTE sold 630,000 shares of PokerTek common stock to Aristocrat on February 28, 2006, as described in Item 4.
     In connection with the initial public offering of PokerTek, WPTE entered into an agreement with Feltl and Company that, for a period of 180 days from October 13, 2005, forbids it from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of PokerTek’s common stock or any securities convertible into or exchangeable for shares of PokerTek’s common stock. Feltl and Company may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of PokerTek’s common stock from the restrictions in such agreements. In connection with the sale of 630,000 shares to Aristocrat, Feltl and Company waived the prohibition against transferring the shares, conditioned upon Aristocrat’s agreement that the above restrictions continue to apply with respect to the shares.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

WPT ENTERPISES, INC.
Dated: March 1, 2006	By:	/s/ W. Todd Steele
W. Todd Steele
Chief Financial Officer